UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 8)*†

China Finance Online Co. Limited

(Name of Issuer)

Ordinary Shares, Par Value HK$0.001 Per Share, (“Ordinary Shares”) and American Depositary Shares (“ADSs”)1

(Title of Class of Securities)

1693791042

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)3

☒ Rule 13d-1(d)4

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13G filing is the initial filing for Sheng Guang Holdings Limited and amendment filing for the other reporting persons.

1 Each American Depositary Share represents five (5) Ordinary Shares.

2 This CUSIP number applies to the Issuer’s ADSs.

3 Chi Sing Ho’s Schedule 13G filing is filed pursuant to Rule 13d-1(c).

4 All reporting persons other than Chi Sing Ho make their respective Schedule 13G filing pursuant to Rule 13d-1(d).

CUSIP No. 169379104

1.	NAME OF REPORTING PERSON
Sheng Guang Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) □
(b) □
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
478,627 ADSs, each representing five Ordinary Shares (1)
	6.	SHARED VOTING POWER
1,344,623 ADSs, each representing five Ordinary Shares (2)
	7.	SOLE DISPOSITIVE POWER
478,627 ADSs, each representing five Ordinary Shares (1)
	8.	SHARED DISPOSITIVE POWER
1,344,623 ADSs, each representing five Ordinary Shares (2)
9.	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,823,250 ADSs, each representing five Ordinary Shares
10.	CHECK IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7% (3)
12.	TYPE OF REPORTING PERSON *
* CO

(1) The reporting person is the record owner of these securities. By virtue of being the sole shareholder and one of the two directors of the reporting person, Chi Sing Ho may be deemed to have sole voting and dispositive power with respect to these securities. By virtue of being one of the two directors of the reporting person, Quan Zhou may be deemed to have shared voting and dispositive power with respect to these securities. Chi Sing Ho and Quan Zhou are also the two managing members of IDG Technology Venture Investments, LLC, which is the general partner of IDG Technology Venture Investment, LP. By virtue of such relationship, IDG Technology Venture Investments, LLC and IDG Technology Venture Investment, LP may be deemed to have shared voting and dispositive power with respect to these securities.
(2) IDG Technology Venture Investment, LP is the record owner of these securities. By virtue of the relationship described in paragraph (1) above, the reporting person may be deemed to have shared voting and dispositive power with respect to these securities.
(3) Based upon 118,098,018 Ordinary Shares of China Finance Online Co. Limited (the “Company”) outstanding as of December 31, 2017, as reported in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017 filed on April 27, 2018.

CUSIP No. 169379104

1.	NAME OF REPORTING PERSON
IDG Technology Venture Investment, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)	□
(b)	□
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
1,344,623 ADSs, each representing five Ordinary Shares (1)
	6.	SHARED VOTING POWER
478,627 ADSs, each representing five Ordinary Shares (2)
	7.	SOLE DISPOSITIVE POWER
1,344,623 ADSs, each representing five Ordinary Shares (1)
	8.	SHARED DISPOSITIVE POWER
478,627 ADSs, each representing five Ordinary Shares (2)
9.	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,823,250 ADSs, each representing five Ordinary Shares
10.	CHECK IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7% (3)
12.	TYPE OF REPORTING PERSON *
* PN
(1) The reporting person is the record owner of these securities. By virtue of being the general partner of the reporting person, IDG Technology Venture Investments, LLC may be deemed to have sole voting and dispositive power with respect to these securities. Chi Sing Ho and Quan Zhou are the two managing members of IDG Technology Venture Investments, LLC. By virtue of such relationship, Chi Sing Ho and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these securities. Chi Sing Ho and Quan Zhou are directors of Sheng Guang Holdings Limited, and Chi Sing Ho is also the sole shareholder of Sheng Guang Holdings Limited. By virtue of such relationship, Sheng Guang Holdings Limited may be deemed to have shared voting and dispositive power with respect to these securities.
(2) Sheng Guang Holdings Limited is the record owner of these securities. By virtue of the relationship described in paragraph (1) above, the reporting person may be deemed to have shared voting and dispositive power with respect to these securities.
(3) Based upon 118,098,018 Ordinary Shares of the Company outstanding as of December 31, 2017, as reported in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017 filed on April 27, 2018.

CUSIP No. 169379104

1.	NAME OF REPORTING PERSON
IDG Technology Venture Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)	□
(b)	□
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
1,344,623 ADSs, each representing five Ordinary Shares (1)
	6.	SHARED VOTING POWER
478,627 ADSs, each representing five Ordinary Shares (2)
	7.	SOLE DISPOSITIVE POWER
1,344,623 ADSs, each representing five Ordinary Shares (1)
	8.	SHARED DISPOSITIVE POWER
478,627 ADSs, each representing five Ordinary Shares (2)
9.	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,823,250 ADSs, each representing five Ordinary Shares
10.	CHECK IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7% (3)
12.	TYPE OF REPORTING PERSON *
* CO
(1) IDG Technology Venture Investment, LP is the record owner of the securities. By virtue of being the general partner of IDG Technology Venture Investment, LP, the reporting person may be deemed to have sole voting and dispositive power with respect to these securities. Chi Sing Ho and Quan Zhou are the two managing members of the reporting person. By virtue of such relationship, Chi Sing Ho and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these securities. Chi Sing Ho and Quan Zhou are directors of Sheng Guang Holdings Limited, and Chi Sing Ho is also the sole shareholder of Sheng Guang Holdings Limited. By virtue of such relationship, Sheng Guang Holdings Limited may be deemed to have shared voting and dispositive power with respect to these securities.
(2) Sheng Guang Holdings Limited is the record owner of these securities. By virtue of the relationship described in paragraph (1) above, the reporting person may be deemed to have shared voting and dispositive power with respect to these securities.
(3) Based upon 118,098,018 Ordinary Shares of the Company outstanding as of December 31, 2017, as reported in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017 filed on April 27, 2018.

CUSIP No. 169379104

1.	NAME OF REPORTING PERSON
Chi Sing Ho
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)	□
(b)	□
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
478,627 ADSs, each representing five Ordinary Shares (1)
	6.	SHARED VOTING POWER
1,344,623 ADSs, each representing five Ordinary Shares (2)
	7.	SOLE DISPOSITIVE POWER
478,627 ADSs, each representing five Ordinary Shares (1)
	8.	SHARED DISPOSITIVE POWER
1,344,623 ADSs, each representing five Ordinary Shares (2)
9.	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,823,250 ADSs, each representing five Ordinary Shares
10.	CHECK IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7% (2)
12.	TYPE OF REPORTING PERSON *
* IN

(1) Sheng Guang Holdings Limited is the record owner of these securities. By virtue of being the sole shareholder and one of the two directors of Sheng Guang Holdings Limited, the reporting person may be deemed to have sole voting and dispositive power with respect to these securities.

(2) IDG Technology Venture Investment, LP is the record owner of these securities. The reporting person and Quan Zhou are the two managing members of IDG Technology Venture Investments, LLC, which is the general partner of IDG Technology Venture Investment, LP. By virtue of such relationship, the reporting person may be deemed to have shared voting and dispositive power with respect to these securities.

(3) Based upon 118,098,018 Ordinary Shares of the Company outstanding as of December 31, 2017, as reported in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017 filed on April 27, 2018.

CUSIP No. 169379104

1.	NAME OF REPORTING PERSON
Quan Zhou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)	□
(b)	□
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
1,823,250 ADSs, each representing five Ordinary Shares (1)
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
1,823,250 ADSs, each representing five Ordinary Shares (1)
9.	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,823,250 ADSs, each representing five Ordinary Shares
10.	CHECK IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7% (2)
12.	TYPE OF REPORTING PERSON *
* IN
(1) Including 478,627 ADSs of which the record owner is Sheng Guang Holdings Limited and 1,344,623 ADSs of which the record owner is IDG Technology Venture Investment, LP. The reporting person is one of the two directors of Sheng Guang Holdings Limited and one of the two managing members of IDG Technology Venture Investments, LLC, which is the general partner of IDG Technology Venture Investment, LP. By virtue of such relationship, the reporting person may be deemed to have shared voting and dispositive power with respect to these securities.
(2) Based upon 118,098,018 Ordinary Shares of the Company outstanding as of December 31, 2017, as reported in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017 filed on April 27, 2018.

ITEM 1(a). NAME OF ISSUER:

China Finance Online Co. Limited

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

9th Floor, Tower C

Corporate Square

No. 35 Financial Street

Xicheng District

Beijing, 100140, China

ITEM 2(a). NAME OF PERSONS FILING:

1.	Sheng Guang Holdings Limited

2.	IDG Technology Venture Investment, LP

3.	IDG Technology Venture Investments, LLC

4.	Chi Sing Ho

5.	Quan Zhou

The above persons have agreed that this Statement may be filed by IDG Technology Venture Investment, LP on behalf of all of them jointly pursuant to Rule 13d-1(k). A copy of such agreement is attached as an Exhibit to this Statement.

IDG Technology Venture Investment, LP is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Technology Venture Investment, LP is IDG Technology Venture Investments, LLC, a limited liability company organized under the laws of the State of Delaware. The managing members of IDG Technology Venture Investments, LLC are Chi Sing Ho and Quan Zhou.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For Sheng Guang Holdings Limited:

Mr. Chi Sing Ho

Unit 5505, The Center

99 Queen’s Road Central

Hong Kong

For all reporting persons except Sheng Guang Holdings Limited:

c/o IDG Capital Management (HK) Limited.

Unit 5505, The Center

99 Queen’s Road Central

Hong Kong

ITEM 2(c). CITIZENSHIP:

Chi Sing Ho is a citizen of Canada. Quan Zhou is a citizen of the United States of America. Sheng Guang Holdings Limited is organized under the laws of the British Virgin Islands. IDG Technology Venture Investment, LP. and IDG Technology Venture Investments, LLC are each organized under the laws of the State of Delaware.

ITEM 2(d). TITLE OF CLASS OF SHARES:

Ordinary Shares

ITEM 2(e). CUSIP NUMBER:

169379104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8);

(e)	[ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A Non-U.S. Institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with Rule 13d-1(b)(l)(ii)(K).

If filling as a Non-U.S. Institution in accordance with Rule 13d-1(b)(l)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10. CERTIFICATION

For all reporting persons other than Chi Sing Ho, who make their respective Schedule 13G filing pursuant to Rule 13d-1(d):

N/A.

For Chi Sing Ho, who makes his Schedule 13G filing pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019

SHENG GUANG HOLDINGS LIMITED

By:	/s/ Chi Sing HO
Name: Chi Sing HO
Title: Director

IDG TECHNOLOGY VENTURE INVESTMENTS, LP
By: IDG Technology Venture Investments, LLC its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Managing Member

IDG TECHNOLOGY VENTURE INVESTMENTS, LLC

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Managing Member

CHI SING HO

By:	/s/ Chi Sing HO

QUAN ZHOU

By:	/s/ Quan ZHOU

Joint Filling AGREEMENT

We, the undersigned, hereby agree that the Statement on Schedule 13G in connection with the securities of China Finance Online Co. Limited to which this Agreement is an Exhibit, and any amendment thereafter signed by each of the undersigned, may be filed by IDG Technology Venture Investment, Inc. and IDG Technology Venture Investment, LP on behalf of each of the undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 11, 2019

SHENG GUANG HOLDINGS LIMITED

By:	/s/ Chi Sing HO
Name: Chi Sing HO
Title: Director

IDG TECHNOLOGY VENTURE INVESTMENTS, LP
By: IDG Technology Venture Investments, LLC its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Managing Member

IDG TECHNOLOGY VENTURE INVESTMENTS, LLC

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Managing Member

CHI SING HO

By:	/s/ Chi Sing HO

QUAN ZHOU

By:	/s/ Quan ZHOU